Exhibit 21.1

Bimini Capital Management, Inc.
Consolidated Subsidiaries of the Registrant
December 31, 2014

Consolidated subsidiaries included in the 2014 consolidated financial statements of Bimini Capital Management, Inc. are follows, except for Orchid Island Capital, Inc. which was deconsolidated on December 31, 2014:

	Jurisdiction of Organization	Percentage of Voting Power
Bimini Advisors, Inc.	Maryland	100.0
Mortco TRS, LLC	Delaware	100.0%
HomeStar SPV Holdings, Inc.	Delaware	100.0
HS Special Purpose, LLC	Delaware	100.0
Opteum Financial Services Corporation	Pennsylvania	100.0
Opteum Mortgage Acceptance Corporation	Delaware	100.0
Opteum SPV 2, LLC	Delaware	100.0
Orchid Island Capital, Inc.	Maryland	5.8